February 13, 2007	Vincent P. Pangrazio

T: (650) 843-5117
Via Edgar	vpangrazio@cooley.com
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Re:	Cavium Networks, Inc. Registration Statement on Form S-1
Dear Sir or Madam:
On behalf of Cavium Networks, Inc. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Common Stock with a proposed maximum aggregate offering price of $86,250,000 under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto (except for exhibits that will be filed by amendment). Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Registrant for five years.
Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $9,229 was wired to the Securities and Exchange Commission on February 9, 2007, and verification of the receipt of said funds has been received from the SEC.
In addition to the electronic filing provided herewith, paper copies of the Registration Statement will follow via overnight courier.
Please direct any questions or comments regarding this filing to me at (650) 843-5117 or Erik S. Edwards at (650) 843-5756.
Sincerely,
/s/ Vincent P. Pangrazio
Vincent P. Pangrazio
cc:	Syed Ali, Cavium Networks, Inc. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C. Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
FIVE PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM